DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 22, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated December 22, 2006

Enclosed is a copy of our News Release dated December 22, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

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DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 22, 2006

For Immediate Release

AIRBORNE GEOPHYSICAL SURVEY COMMENCED AT THE ATKINSON GOLD PROSPECT, LIPTON CLAIM GROUP, ABITIBI GREENSTONE BELT, PORCUPINE MINING DIVISION, ONTARIO

Dentonia has retained the services of Terraquest Ltd. of Markham, Ontario, to conduct an airborne high resolution aeromagnetic, horizontal gradiometer and XDS-VLF-EM Survey of its Lipton claim block.

This line spacing is 50m and totals 2,187km line kilometer.

During its fall drill program, Dentonia intersected two mineralized zones, the upper zone referred to as the MI zone, in which the gold mineralization was intersected in 7 holes and ranged in thickness from 1 meter to approximately 9 meters, with gold grades ranging from 0.24 g/t to 85.51 g/t.

The second zone, referred to as the contact zone, approximately 60 meters below the MI or upper zone, was intersected in 25 drill holes completed by Dentonia and previous operators, with thicknesses from 1 meter to approximately 10 meters, with gold grade ranging from 0.25 g/t gold over a core length of 1 meter, to 14.4 g/t gold over a core length of 7.7 meters.

Both zones are open to the north and northwest and dip gently to the north and west, further geophysical surveys and drilling is required to evaluate the economic potential of these zones.

The Lipton Property claims cover an area of 1 by 2 km and overlay an Archean felsic domal structure, with a central high-silica rhyolite core cut by intrusive porphyries.

Dentonia and previous operators have drilled anomalous to ore-grade gold intersections in the chemical sedimentary rocks and in quartz veins associated with the felsic domal structure. The geological environment is similar to that of the world-class Archean gold and base metal mining camps such as Noranda, Val D'Or, and Timmins. The Lipton claim group is believed to represent an Archean sea-floor hydrothermal system consisting of fossilized black smokers.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.